February 14, 2020

Justin Dobbie Legal Branch Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	MSG Entertainment Spinco, Inc.

Amendment No. 1 to Draft Registration Statement on Form 10

Submitted on January 13, 2020

CIK No. 0001795250

Dear Mr. Dobbie:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated January 28, 2020, regarding Amendment No. 1 to Draft Registration Statement on Form 10 (the “Form 10”) of MSG Entertainment Spinco, Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement submitted as Exhibit 99.1 to Amendment No. 1 to the Form 10 submitted on January 13, 2020 and page references in the responses refer to page numbers in the marked copy of the Information Statement (the “Information Statement”) attached as Exhibit 99.1 to Amendment No. 2 to the Form 10 submitted on February 14, 2020.

The Company appreciates the time that the Staff took on Monday, February 10 to discuss our plan to take into consideration the Staff’s comments in this response letter, as well as our approach to updating the Form 10. As discussed on that call, as the Company gets closer to the Distribution date, additional consideration has been given to the financial information that James Dolan, the Company’s chief operating decision maker, or CODM, will receive upon the creation of this newly public company.

As we mentioned during our phone call, it is common to change the financial information that is provided to the CODM of the spinnee vs. the historical financial information provided to the CODM of the spinnor because the spinnee is smaller than the spinnor. The businesses that will comprise the Company are just a portion of the businesses that comprise The Madison Square Garden Company (“MSG”). The level of financial information that the CODM will need to manage the Company as a public company would be expected to involve smaller components than would be necessary to manage MSG. Until the Distribution takes place, the Company is not being managed as a separate public company. As a result of the significance of the contribution of the Tao dining and nightlife business (which is referred to throughout this letter as the Tao Group Hospitality business) to the Company after the completion of the spin-off (the “Spin-off” or the “Distribution”) of the Company by MSG, Mr. Dolan has indicated that he will want to receive discrete financial information for the Tao Group Hospitality business separate from the rest of the Company’s Entertainment businesses. It should be noted that last month, in January 2020, the Company increased its ownership interest in the Tao Group Hospitality business from 62.5% to 77.5%. As such, from a contribution perspective, the Tao Group Hospitality business will now represent a larger part of the Company.

The Company currently expects the Spin-off to be completed late in its third fiscal quarter (ending March 31, 2020), so that incremental information will first be received by the CODM in the Company’s fourth fiscal quarter (ending June 30, 2020).

In considering the applicable accounting rules relating to changes in segments, including Section 2.L.4 of the Division of Corporation Finance’s Current Accounting and Disclosures Issues document, the Company has noted that the guidance indicates that the new segment structure should not be presented in financial statements until operating results managed on the basis of that structure are reported. The guidance encourages registrants to add supplemental disclosure of the future effects of the changes in filings made prior to the change in segment structure being operationalized. Accordingly, the Company does not believe that it can change the segment presentation until Mr. Dolan starts to receive separate discrete financial information for the Tao Group Hospitality business separate from the Entertainment business and manages the business based on that information, which will be during the fourth quarter of fiscal year 2020 based on the current planned timing of the Spin-off in March 2020. After the Spin-off, the Company will have two segments.

Given this proposed change in segment reporting, the Company believes that expanding the disclosure in the Information Statement would provide useful information to investors. Accordingly, the Company proposes to expand its MD&A to include supplemental information about the Entertainment business and the Tao Group Hospitality business in a manner consistent with Accounting Standards Codification (ASC) Topic 280 and to supplement the MD&A with a discussion about their respective results of operations. The Information Statement includes the template for the Management’s Discussion and Analysis of Financial Condition and Results of Operations section beginning on page 98 to include supplemental disclosure for the Company’s Entertainment business separate from the Tao Group Hospitality business. This supplemental information, which is presented in accordance with Section 2.L.4 of the Division of Corporation Finance’s Current Accounting and Disclosures Issues document, is consistent with the financial statements and Management’s Discussion and Analysis of Financial Condition and Business Segment Results of Operations expected to be included in the Company’s periodic reports for periods following the change in segment presentation, in accordance with the segment reporting requirements of ASC Topic 280 and Regulation S-K Item 303, respectively. The template in the Information Statement will be populated and completed in the next amendment to the Form 10.

Amendment No. 1 to Draft Registration Statement on Form 10

Exhibit 99.1

Legal Proceedings, page 58

1.	We note your disclosure that the litigation relating to the compensation package of James L. Dolan was stayed until December 19, 2019. Please provide updated disclosure relating to this litigation.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Information Statement to provide an update on the status of the litigation.

Notes to Consolidated Financial Statements

Note 1. Description of Business, page F-9

2.

We note your response to our prior comment 10 and your conclusion that you have a single operating segment. However, on page five of your response you state that the CODM, James Dolan, is responsible for the allocation of resources and assessment of performance of MSG’s operating segments, including all operating segments within the Entertainment reportable segment which will represent substantially all of the Company’s operations upon separation. Please tell us to what “all operating segments” refers and whether the Entertainment reportable segment does, in fact, consist of multiple operating segments.

Company Response: On page 5 of the Company’s response to the Staff’s letter dated December 23, 2019, we stated that James Dolan “is responsible for the allocation of resources and assessment of performance of MSG’s operating segments, including all operating segments within the Entertainment reportable segment.” The reference in that sentence to “MSG’s operating segments, including all operating segments within the Entertainment reportable segment” was a mistake. Mr. Dolan is responsible for the allocation of resources and assessment of performance of the Company as a whole. Prior to the Distribution, the Company’s sole operating segment is comprised of multiple components whose operating results are not regularly reviewed by Mr. Dolan. As described above, following the Distribution, the Company will have two segments (the Entertainment business and the Tao Group Hospitality business).

3.

You state that the CODM will be solely responsible for determining how resources will be allocated across the enterprise. Please tell us how the CODM ensures resources are allocated to the various components in the most effective manner to drive shareholder value without the use of component-level data. Please also tell us what information the CODM uses to make resource allocation decisions.

Company Response: Prior to the Distribution, the Company’s CODM allocates resources at the enterprise level, not on a component level. As noted on page 7 of the Company’s response to the Staff’s letter dated December 23, 2019, Mr. Dolan receives Weekly Reports, which he uses to evaluate overall company performance. The Weekly Reports are a compilation of individual reports written by Company executives responsible for specific functional areas within the Company. The Weekly Reports are comprised of the following individual reports:

•

MSG Live Weekly Update – this report includes data on attendance and event profit for specific concerts during the previous week, a comparison of the number of concerts held year-to-date by venue compared to the budget, and certain ticket sales and revenue information on upcoming concerts and events.

•	MSG Productions Report – this report includes details regarding various aspects of the Christmas Spectacular show, including volume of ticket sales and revenue as compared to budget.

•

MSG Marquee Events and Operations Weekly Report (Sports Properties) – this report identifies events hosted the previous and upcoming week, tracking event count compared to budget, as well as other non-financial information on events and operations.

•

Marketing Partnerships and Premium Hospitality Sales Weekly Report – this report provides information on new marketing deals closed or close to closing during the past week, as well as revenue information and comparisons to budget for various sponsorship and suite and corporate hospitality products.

•

Ticketing Weekly Report – this report summarizes weekly ticket sales and year-to-date actual ticket revenue as compared to budget for each type of show, such as the Christmas Spectacular and family shows.

•	Venue Operations Weekly Update – this report provides information on the status of various venue-related projects as well as the status of union negotiations, where applicable.

•

Individual Corporate Weekly Update Reports – these are reports from the various department heads, including Communications, Finance, Government Affairs, Marketing, People Practices, Security and Technology.

The Weekly Reports do not contain discrete financial information at the component level. The Weekly Reports may include revenue and profit for a single event, but do not include total revenues or any profitability metrics for an individual component. Further, the operations of these components are highly interrelated. In addition to shared venue operations, there are shared revenue streams such as suites, signage and sponsorship that are significant to the Company and that benefit multiple components. The information in the Weekly Reports does not include any allocations of such revenues that would be necessary to assess operating results at a component level.

In addition to the Weekly Reports listed above, as noted on page 7 of the Company’s response to the Staff’s letter dated December 23, 2019, the Company’s CODM also receives a monthly business review letter that is prepared for the Board of Directors of MSG, which is expected to be prepared for the Company’s Board of Directors following the Spin-off. As noted in that response, the monthly letter provides information at the consolidated level and does not provide component-level detailed financial information.

Additionally, as it is the Company’s most significant initiative, Mr. Dolan also receives regular updates regarding the status of the construction of the Las Vegas Sphere.

Mr. Dolan also participates in the annual budget process, during which he formally makes certain resource allocation decisions for the upcoming fiscal period. As part of the annual budget process, detailed five-year financial plans are presented to Mr. Dolan by each component manager. As noted in the Company’s response to Comment 8, we believe that a component’s operating results would generally have to be reviewed at least quarterly, if not more frequently, to be considered “regularly reviewed” by a reporting entity’s CODM.

Following the Distribution, the Company may refine the contents of the reports listed above. For example, it is expected that the Company’s CODM, James Dolan, will receive periodic information regarding the Tao Group Hospitality business, including financial information. In addition, it is expected that Mr. Dolan will receive aggregated information, including aggregated financial information, for the Company’s Entertainment business, which is comprised of three of the Company’s four current business components (MSG Live, MSG Productions and Sports Properties). There are no plans, however, to provide Mr. Dolan with disaggregated financial information for those three business components. Given the interrelationship of those business components, he will continue to establish key strategic objectives and determine how resources will be allocated across the enterprise to achieve those objectives based on the information that has historically been provided.

4.

Please describe in further detail the President and segment manager, Andrew Lustgarten’s, role, including in allocating resources to and assessing the performance of the components of the Company, how his role in these tasks differs from the CODM’s role, and what ability he has to make operating decisions.

Company Response: As mentioned above, the Company is being formed in connection with the Spin-off. The operations that will form the Company are currently still part of MSG and have been operated and managed as part of a larger entity. The Company’s President, Andrew Lustgarten, is responsible for executing the key strategic and operating decisions made by Mr. Dolan. His role differs from the CODM role in that Mr. Lustgarten has direct oversight of the Company’s component managers, as well as the Chief Marketing Officer, the Executive Vice President responsible for Development and Construction, and the Senior Vice President responsible for Strategy and Business Development. Mr. Lustgarten spends considerable time with each of his direct reports and regularly reviews the operating results of each component. In contrast, Mr. Dolan establishes key strategic initiatives, how the Company’s single segment will be reviewed/evaluated, and how resources will be allocated to achieve those objectives. Additionally, Mr. Dolan is responsible for any strategic executive hiring and termination decisions at the company.

As discussed on page 5 of the Company’s response to the Commission’s December 23, 2019 letter, Mr. Lustgarten provides input to Mr. Dolan but it is Mr. Dolan who determines the allocation of resources and assesses the performance of the Company’s single operating segment for periods prior to the Distribution. For example, Mr. Dolan develops and finalizes plans for new venue expansion, such as the MSG Sphere development project in Las Vegas, Nevada. This is currently the Company’s highest priority expansion initiative.

We considered whether or not Mr. Lustgarten should be considered part of the CODM function. Through this analysis, we noted that Mr. Dolan is the sole decision maker who also exercises his authority by making key operating decisions such as whether or not to enter into new markets, renovating existing venues, or developing or closing a show. While Mr. Lustgarten has an important role with the Company, he is not the CODM individually or jointly with Mr. Dolan. Based on the guidance in ASC Topic 280, Mr. Dolan, and only Mr. Dolan, is the CODM.

5.

You state the Company’s organizational chart indicates that component-level profit and loss management will report directly to the President. Please tell us whether these managers currently meet with the President and whether the President does and/or will receive and review operating results from those component managers.

Company Response: Following the Spin-off, the Company’s Executive Vice Presidents responsible for three of the Company’s four current business components (MSG Live, MSG Productions and Sports Properties) are expected to report directly to the Company’s President and meet with the President formally on a monthly basis (consistent with current practice). The day-to-day operations of the Company’s fourth component (the Tao Group Hospitality) will continue to be managed by full time executives that report directly to the Tao Board of Directors, which includes the Company’s President but does not include the CODM. Mr. Dolan does not participate in any of the meetings listed above.

6.

Please tell us the financial information the CODM reviews to prepare for meetings with the President and segment manager, the financial information discussed in those meetings, and who else attends those meetings.

Company Response: As mentioned on page 7 of the Company’s response to the Commission’s December 23 letter and explained further in the Company’s response to comment 3 above, MSG’s CODM receives Weekly Reports in advance of meetings with his executive team, including the President.

At the meetings, which generally occur weekly, with the component managers, other functional executives and the President present, the CODM reviews each report and asks questions and provides commentary on the various points included in the reports. As described in more detail in the Company’s response to comment 3 above, the information included in these reports does not include financial information at a business component level.

As indicated above, the Company is a newly created entity and has not been historically managed as a separate public company. As a separate public company, Mr. Dolan indicated he wants to receive discrete financial information about the Entertainment business and the Tao Group Hospitality business.

Ad hoc meetings between Mr. Dolan and Mr. Lustgarten occur on a frequent basis. Such meetings cover a wide range of topics, including upcoming or recently completed individual events and the status of any planned upgrades to venues. Many such meetings include only Mr. Dolan and Mr. Lustgarten, while other meetings might include one or more of the component managers and other functional executives.

7.

We note the description of operating results regularly reviewed by the CODM. You state a weekly report “aggregates information prepared by each component.” Please clarify whether a weekly report aggregates component information or whether it includes only aggregated information. You state the weekly reports do not include “full financial information” for components. Please tell us what information they include.

Company Response: The Weekly Reports are described in the Company’s response to comment 3 above. When we state that the Weekly Reports aggregate information prepared for each component, we are referring to the compilation of the multiple Weekly Reports described in the Company’s response to comment 3 above into a hard copy package provided to Mr. Dolan. Component-level financial results are not presented in the Weekly Reports. The information included therein does not provide sufficient detail to allocate resources or assess overall performance.

The Weekly Reports do not include specific information related to the Tao Group Hospitality business.

As described above, following the Distribution, the Company may refine the contents of the Weekly Reports. For example, it is expected that the Company’s CODM, James Dolan, will receive periodic information regarding the Tao Group Hospitality business, including financial information. In addition, it is expected that Mr. Dolan will receive aggregated information, including aggregated financial information, for the Company’s Entertainment business, which is comprised of three of the Company’s four current business components (MSG Live, MSG Productions and Sports Properties). There are no plans, however, to provide Mr. Dolan with disaggregated financial information for those three business components.

8.

Please also tell us whether the CODM regularly reviews results on a basis other than weekly and monthly, such as on a quarterly basis. If so, tell us what information the results include or are expected to include.

Company Response: In addition to the Weekly Reports and the monthly business review letter, which is prepared for MSG’s Board of Directors, each as described earlier in this letter, in his role as CODM of MSG, Mr. Dolan also receives the following reports:

MSG Weekly Updates and Calendar Booking List Report: Provides event-specific details, including:

•	A listing of all confirmed upcoming concerts with individual concert information including the number of tickets sold and the gross ticket revenue.

•	Concert information for dates, by venue, that are being held for the next six months.

•	A listing of new confirmed concerts and firm concerts added during the past week.

Quarterly Report on Form 10-Q: Mr. Dolan receives consolidated quarterly financial information as part of his review of the Company’s Quarterly Reports on Form 10-Q.

Annual Budget: Prepared on an annual basis in connection with the Company’s annual budgeting process. The annual budget provides an income statement for each of the Company’s components and includes a comparison to the forecast of the current year only. As noted in the Company’s response to comment 3 above, with respect to the Annual Budget, we believe a component’s operating results would generally have to be reviewed at least quarterly, if not more frequently, to be considered “regularly reviewed” by a reporting entity’s CODM.

9.

In your response to our prior comment 6, you state that a principal objective of MD&A is to provide a narrative explanation of financial statements that enables investors to see the company “through the eyes of management.” We note your results of operations disclosure in MD&A analyzes changes in both revenues and direct operating expenses by categories even more granular than the components you identify on page 6 of your response. Please explain to us how the granular-level detail in MD&A is “through the eyes of management” while at the same time the CODM doesn’t use component-level financial information.

Company Response: The Company respectfully acknowledges the Staff’s comment. It is the Company’s intent for MD&A disclosures to allow users of the Company’s financial information to see the Company’s business “through the eyes of management.” The Company has followed that philosophy by providing additional detail in the Company’s MD&A to allow users to better understand the Company’s business operations in a level of detail seen by members of management responsible for their respective functions, as well as reviewing and providing input on the Company’s MD&A. While the Company’s CODM is not regularly provided component-level financial information, other executive-level personnel review information on that basis.

However, as discussed throughout this letter, MSG Entertainment is a newly created entity that is preparing financial statements for the first time in connection with this registration statement. In response to the Staff’s comment, the Company wanted to provide additional information for an investor to better understand the underlying business and how it will be managed in the future as a separate public reporting company. For this reason, and as discussed above, the Company is expanding its disclosure in Amendment No. 2 to the Form 10 to provide additional information in a manner consistent with the segment presentation expected for periods after the Distribution. As a result, the Company has included a new section entitled “Supplemental Management’s Discussion and Analysis of Pro Forma Segment Results” in Amendment No. 2 to the Form 10.

This incremental information does not mean that our CODM historically received and regularly reviewed such discrete information, but rather is a reflection of the future manner in which our CODM will review the Company’s financial results.

10.

Your analysis of whether discrete financial information is available (ASC 280-10-50-1c) on page seven appears to instead relate to the nature of operating results regularly reviewed by the CODM. Please specifically address whether discrete financial information for your components is available.

Company Response: Discrete financial information for the Company’s components is available. However, that information has not been provided to and used by the CODM. As described above, the Company believes the inclusion of such information – which will correspond to how the CODM will receive information in the future – is currently useful to investors in connection with the Form 10. As noted in the Company’s previous response, the reports that the Company’s CODM receives and reviews regularly are provided at the Company’s consolidated level. In determining a company’s operating segments, ASC Topic 280 specifically looks at the discrete financial information that the CODM is provided and regularly reviews, not whether such discrete information is available.

Note 3. Revenue Recognition, page F-26

11.

We note your response to our prior comment 11. With regard to disaggregated revenue disclosures, you state you selected “(e) timing of transfer of goods or services” from the examples of categories that might be appropriate in ASC 606-10-55-91 because a significant portion of revenue is recognized over time. Note that ASC 606 does not limit selecting only a single basis of disaggregation from paragraph 55-91. For example, paragraph 50-5 states an entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. We understand that the timing of cash flows between suite licenses (upfront collection), ticket sales (upfront collection), and entertainment dining and nightlife (point of sale collection) differ from each other. We also note that your response to our prior comment 10 includes a list of business activities from which you earn revenues (page seven) and that your MD&A includes a list of changes in similar (but not the same) revenue categories for which you assess your performance. For these reasons, we believe you should reassess your evaluation of disaggregation of revenue, which may include more than one type of category to meet the objective in paragraph 606-10-50-5 for disaggregating revenue. Paragraph 55-297 includes an example of disaggregation on the basis of several categories.

Company Response: In determining the appropriate categories to use in disaggregating revenue for purposes of its disclosure, the Company started with the requirements of paragraph 606-10-50-5 of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). That guidance requires a reporting entity to disaggregate revenue from contracts with customers in a manner that depicts the nature, amount, timing, and uncertainty of revenue and cash flows, and how they are affected by economic factors. Under ASC 606, the extent to which an entity’s revenue is disaggregated for the purposes of this disclosure depends on the facts and circumstances that pertain to the entity’s contracts with customers.

The Company considered the examples that might be appropriate for disaggregation, as set forth in ASC 606-10-55-91, which include the following:

a.	Type of good or service (for example, major product lines)

b.	Geographical region (for example, country or region)

c.	Market or type of customer (for example, government and nongovernment customers)

d.	Type of contract (for example, fixed-price and time-and-materials contracts)

e.	Contract duration (for example, short-term and long-term contracts)

f.	Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)

g.	Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries).

The Company respectfully acknowledges the Staff’s comment and has reviewed the guidance listed above, concluding that an enhanced disclosure of sources of revenue by type of service would also be meaningful to the users of the Company’s financial statements and would be consistent with the intent of the disclosure requirements under ASC 606-10-55-91.

As a result, in Note 1. Description of Business and Basis of Presentation of the Company’s annual combined financial statements, we have modified the Company’s disclosure of revenue related to its services by type. The updated disclosure further disaggregates revenue by types of services in comparison to the disclosure included in the Company’s previously-filed annual financial statements for the fiscal years ended June 30, 2019, 2018 and 2017, respectively. The Company views the updated revenue by type of service disclosure, in conjunction with the timing-based disaggregated revenue disclosure previously disclosed, to comply with the intention of the requirements of ASC 606. The Company also notes that the updated revenue by type of service disclosure is intended to comply with the requirements set forth in ASC 280 – Segment Reporting (“ASC 280”) for the fiscal years ended June 30, 2019, 2018 and 2017, respectively. Therefore, the Company has also included cross-reference disclosures between Note 1. Description of Business and Basis of Presentation and Note 3. Revenue Recognition in the annual combined financial statements.

Additionally, the Company has included the revenue by type of service disclosure in Note 3. Revenue Recognition of the Company’s interim combined financial statements rather than Note 1. Description of Business and Basis of Presentation, as the requirements under ASC 280-10-50-40 apply only to annual periods. Management will include the revenue by type of service disclosure in the revenue recognition footnote of the Company’s interim financial statements in future periods as well. The following categories will be presented:

•	Ticketing and venue license fees

•	Entertainment dining and nightlife offerings

•	Sponsorship and signage, suites and advertising sales commission

•	Food, beverage & merchandise

•	Other

We believe that this disclosure of the disaggregated revenue aligns with the Company’s description of fluctuations in revenue in the Company’s MD&A.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ Victoria M. Mink
Victoria M. Mink
Executive Vice President and Chief Financial Officer

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP

Robert P. Nardone, KMPG LLP

Tonya K. Aldave, Securities and Exchange Commission

Lyn Shenk, Securities and Exchange Commission

Scott Stringer, Securities and Exchange Commission